650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com
November 12, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:          Al Pavot
Tracie Mariner
Celeste Murphy
Chris Edwards
Re:       Seer, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 30, 2020
CIK No. 0001726445
Ladies and Gentlemen:
On behalf of our client, Seer, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated November 9, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amendment No. 1”). In response to the comment set forth in the Comment Letter, the Company has revised Amendment No. 1 and is concurrently filing via EDGAR this letter and a Registration Statement on Form S-1 (the “Registration Statement”).
In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for the page references contained in the comment of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Registration Statement.
Amendment No. 1 to Draft Registration Statement on Form S-1
Description of Capital Stock
Exclusive Forum, page 165
1.We note your response to prior comment 11. Please further revise to state that there is uncertainty as to whether a court would enforce the provision relating to Securities Act claims and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
In response to the Staff’s comment, the Company has revised its disclosure on page 166 of the Registration Statement.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK
PALO ALTO      SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission
November 12, 2020

Please direct any questions with respect to this letter and the response set forth above to me at (650) 849-3223 or tjeffries@wsgr.com or Christina Poulsen at (650) 849-3245 or cpoulsen@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries
cc:        Omid Farokhzad, M.D., Seer, Inc.
David Horn, Seer, Inc.
Erin Baucom, Deloitte & Touche LLP
Alan Denenberg, Davis Polk & Wardwell LLP
Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.